UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 7)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               MM Companies, Inc.
                               ------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                    62757C108
                                    ---------
                                 (CUSIP Number)


                                James Mitarotonda
                          BCG Strategic Investors, LLC
                         888 Seventh Avenue, 17th Floor
                            New York, New York 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                February 3, 2004
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 62757C108
-------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    BCG Strategic Investors, LLC
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
                                                         (b) |_|
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    WC
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                |_|
-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
-------------------------------------------------------------------------------
                                  7)   SOLE VOTING POWER
NUMBER OF                              1,209,866
SHARES                           -----------------------------------------------
BENEFICIALLY                      8)   SHARED VOTING POWER
OWNED BY                               none
EACH                             -----------------------------------------------
REPORTING                         9)   SOLE DISPOSITIVE POWER
PERSON                                 1,209,866
WITH                             _______________________________________________
                                 10)   SHARED DISPOSITIVE POWER
                                        none
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,209,866
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    36.7%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 62757C108
-------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Barington Capital Group, L.P.
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  |_|
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    WC
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                 |_|
-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
-------------------------------------------------------------------------------
                                 7)   SOLE VOTING POWER
NUMBER OF                             87,915
SHARES                         -------------------------------------------------
BENEFICIALLY                     8)   SHARED VOTING POWER
OWNED BY                              1,209,866
EACH                           -------------------------------------------------
REPORTING                        9)   SOLE DISPOSITIVE POWER
PERSON                                87,915
WITH                           -------------------------------------------------
                                10)   SHARED DISPOSITIVE POWER
                                      1,209,866
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,297,781
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    39.4%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

    PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 62757C108
-------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Barington Companies Equity Partners, L.P.                        13-4088890
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  |_|
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    WC
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                |_|
-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
-------------------------------------------------------------------------------
                                    7)   SOLE VOTING POWER
NUMBER OF                                16,900
SHARES                            ----------------------------------------------
BENEFICIALLY                        8)   SHARED VOTING POWER
OWNED BY                                 1,209,866
EACH                              ----------------------------------------------
REPORTING                           9)   SOLE DISPOSITIVE POWER
PERSON                                   16,900
WITH                              ----------------------------------------------
                                   10)   SHARED DISPOSITIVE POWER
                                         1,209,866
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT  BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,226,766
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    37.2%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 62757C108
-------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    James Mitarotonda
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  |_|
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    NA
------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                               |_|
-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
-------------------------------------------------------------------------------
                                    7)   SOLE VOTING POWER
NUMBER OF                                104,815
SHARES                             ---------------------------------------------
BENEFICIALLY                        8)   SHARED VOTING POWER
OWNED BY                                 1,209,866
EACH                               ---------------------------------------------
REPORTING                           9)   SOLE DISPOSITIVE POWER
PERSON                                   104,815
WITH                               ---------------------------------------------
                                   10)   SHARED DISPOSITIVE POWER
                                         1,209,866
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,314,681
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    39.9%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 62757C108
-------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    dot com Investment Corporation
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
                                                         (b) |_|
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    WC
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                    |_|
-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
-------------------------------------------------------------------------------
                                    7)   SOLE VOTING POWER
NUMBER OF                                26,200
SHARES                            ----------------------------------------------
BENEFICIALLY                        8)   SHARED VOTING POWER
OWNED BY                                 1,209,866
EACH                              ----------------------------------------------
REPORTING                           9)   SOLE DISPOSITIVE POWER
PERSON                                   26,200
WITH                              ----------------------------------------------
                                   10)   SHARED DISPOSITIVE POWER
                                         1,209,866
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,236,066
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    37.5%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 62757C108
-------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Jewelcor Management, Inc.                                         23-2331228
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  |_|
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    WC
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                 |_|
-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Nevada
-------------------------------------------------------------------------------
                                    7)   SOLE VOTING POWER
NUMBER OF                                48,700
SHARES                             --------------------------------------------
BENEFICIALLY                        8)   SHARED VOTING POWER
OWNED BY                                 1,209,866
EACH                               --------------------------------------------
REPORTING                           9)   SOLE DISPOSITIVE POWER
PERSON                                   48,700
WITH                               --------------------------------------------
                                   10)   SHARED DISPOSITIVE POWER
                                         1,209,866
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,258,566
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    38.2%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 62757C108
-------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Seymour Holtzman
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  |_|
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    NA
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                              |_|
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.
--------------------------------------------------------------------------------
                                    7)   SOLE VOTING POWER
NUMBER OF                                48,700
SHARES                             ---------------------------------------------
BENEFICIALLY                        8)   SHARED VOTING POWER
OWNED BY                                 1,209,866
EACH                               ---------------------------------------------
REPORTING                           9)   SOLE DISPOSITIVE POWER
PERSON                                   48,700
WITH                               ---------------------------------------------
                                   10)   SHARED DISPOSITIVE POWER
                                         1,209,866
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,258,566
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    38.2%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 62757C108
-------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Ramius Master Fund Ltd.                                          98-0395643
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  |_|
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    WC
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                   |_|
-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Cayman Islands
-------------------------------------------------------------------------------
                                    7)   SOLE VOTING POWER
NUMBER OF                                11,500
SHARES                            ----------------------------------------------
BENEFICIALLY                        8)   SHARED VOTING POWER
OWNED BY                                 none
EACH                              ----------------------------------------------
REPORTING                           9)   SOLE DISPOSITIVE POWER
PERSON                                   11,500
WITH                              ----------------------------------------------
                                   10)   SHARED DISPOSITIVE POWER
                                         none
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11,500
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    less than 1.0%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    0O
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 62757C108
-------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Ramius Securities, LLC                                           58-2253019
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  |_|
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    WC
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                     |_|
-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
-------------------------------------------------------------------------------
                                    7)   SOLE VOTING POWER
NUMBER OF                                4,600
SHARES                            ----------------------------------------------
BENEFICIALLY                        8)   SHARED VOTING POWER
OWNED BY                                 none
EACH                              ----------------------------------------------
REPORTING                           9)   SOLE DISPOSITIVE POWER
PERSON                                   4,600
WITH                              ----------------------------------------------
                                   10)   SHARED DISPOSITIVE POWER
                                         none
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    4,600
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    less than 1.0%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    IA, BD
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 62757C108
-------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    RCG Ambrose Master Fund Ltd.                                     98-0212993
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  |_|
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    WC
------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                             |_|
-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Cayman Islands
-------------------------------------------------------------------------------
                                    7)   SOLE VOTING POWER
NUMBER OF                                6,900
SHARES                           -----------------------------------------------
BENEFICIALLY                        8)   SHARED VOTING POWER
OWNED BY                                 none
EACH                             -----------------------------------------------
REPORTING                           9)   SOLE DISPOSITIVE POWER
PERSON                                   6,900
WITH                             -----------------------------------------------
                                   10)   SHARED DISPOSITIVE POWER
                                         none
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    6,900
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    less than 1.0%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    OO
-------------------------------------------------------------------------------

                  Introduction. This Amendment No. 7 amends and supplements the
Schedule 13D, dated December 18, 2000, as amended to date (the "Schedule 13D"), filed with the Securities and Exchange Commission by BCG Strategic Investors, LLC, Barington Capital Group, L.P., Barington Companies Equity Partners, L.P. and dot com Investment Corporation with respect to the common stock, $.01 par value (the "Common Stock"), of MM Companies, Inc., a Delaware corporation, formerly known as musicmaker.com, Inc. (the "Company"). The address of the principal business and principal offices of MM Companies, Inc. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

                  Item 2 of the Schedule 13D, "Identity and Background" is deleted in its entirety and replaced with the following:

         (a) - (c) This statement is being filed by BCG Strategic Investors, LLC ("BCG"), Barington Capital Group, L.P., Barington Companies Equity Partners, L.P., James Mitarotonda, dot com Investment Corporation, Jewelcor Management, Inc., Seymour Holtzman, Ramius Master Fund Ltd., Ramius Securities, LLC and RCG Ambrose Master Fund Ltd. (collectively, the "Reporting Entities").

         BCG is a Delaware limited liability company formed to acquire, hold and dispose of the Common Stock of the Company. The address of the principal business and principal offices of BCG is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

         Each of James Mitarotonda and Seymour Holtzman is a Manager of BCG. The business address of James Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. The business address of Seymour Holtzman is c/o dot com Investment Corporation, 100 North Wilkes Barre Blvd., 4th Floor, Wilkes Barre, PA 18702. Each of Barington Capital Group, L.P., Barington Companies Equity Partners, L.P. and dot com Investment Corporation is a member of BCG. The principal occupation of James Mitarotonda is Chairman of Barington Capital Group, L.P. The principal occupations of Seymour Holtzman are the retail and wholesale jewelry business, the retail clothing business and investing.

         Barington Capital Group, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

         The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation formed to be the general partner of Barington Capital Group, L.P. The address of the principal business and principal offices of LNA Capital Corp. is: c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Chairman, President and Chief Executive Officer of LNA Capital Corp.

         Barington Companies Equity Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

         The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company formed to be the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal offices of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the managing member of Barington Companies Investors, LLC. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

         dot com Investment Corporation is a Delaware corporation formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of dot com Investment Corporation is 100 North Wilkes Barre Blvd., 4th Floor, Wilkes Barre, PA 18702. Mr. Holtzman is an indirect controlling shareholder of dot com Investment Corporation.

          Seymour Holtzman is the President and sole director, and Maria Sciandra is the Secretary and Treasurer, of dot com Investment Corporation. The business address of each of Seymour Holtzman and Maria Sciandra is c/o dot com Investment Corporation, 100 North Wilkes Barre Blvd., 4th Floor, Wilkes Barre, PA 18702. Jewelcor Management, Inc. is the sole shareholder of dot com Investment Corporation.

         Jewelcor Management, Inc. is a Nevada corporation engaged in management and investment advisory services. The address of the principal business and principal offices of Jewelcor Management, Inc. is 500 North Rainbow, Suite 300, Las Vegas, NV 89107. Mr. Holtzman is an indirect controlling shareholder of Jewelcor Management, Inc. The officers and directors of Jewelcor Management, Inc. and their principal occupations and business addresses are set forth on Schedule A and incorporated by reference in this Item 2.

         Ramius Master Fund, Ltd. is a Cayman Islands corporation engaged in investing in a multi-strategy portfolio. The address of the principal business and principal offices of Ramius Master Fund, Ltd. is Citco Fund Services (Cayman Islands) Ltd., Corporate Centre, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, British West Indies. The executive officers and directors of Ramius Master Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2. Ramius Advisors, LLC is the investment manager of Ramius Master Fund, Ltd.

         Ramius Advisors, LLC is a Delaware limited liability company and an SEC registered investment advisor. The address of the principal business and principal offices of Ramius Advisors, LLC is 666 Third Avenue, 26th floor, New York, New York 10017. The managing member of Ramius Advisors, LLC is Ramius Capital Group, LLC.

         Ramius Securities, LLC is a Delaware limited liability company and a registered broker-dealer. The address of the principal business and principal offices of Ramius Securities, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

         The Managing Member of Ramius Securities, LLC is Ramius Capital Group, LLC. Ramius Capital Group, LLC is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal business and principal offices of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

         The Managing Member of Ramius Capital Group, LLC is C4S, LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal business and principal offices of C4S, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss is a managing member of C4S, LLC. The business address of each of Messrs. Cohen, Stark, Solomon and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

         RCG Ambrose Master Fund, Ltd. is a Cayman Islands corporation engaged in investing in companies effecting extraordinary transactions. The address of the principal business and principal offices of RCG Ambrose Master Fund, Ltd. is Citco Fund Services (Cayman Islands) Ltd., Corporate Centre, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, British West Indies. The executive officers and directors of RCG Ambrose Master Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2. Ramius Capital Group, LLC is the investment manager of RCG Ambrose Master Fund, Ltd.

         (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Each natural person identified in Item 2 is a citizen of the United States.

                  Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is amended and supplemented with the following:

         On various dates from January 6, 2004 through February 4, 2004, Barington Capital Group, L.P. purchased an aggregate of 69,415 shares of Common Stock of the Company for an aggregate purchase price of $98,112.50. All purchases of Common Stock by Barington Capital Group, L.P. were made in the open market or privately and were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

         On January 27, 2004 and January 30, 2004, Jewelcor Management, Inc. purchased an aggregate of 22,500 shares of Common Stock of the Company for an aggregate purchase price of $33,930. All purchases of Common Stock by Jewelcor Management, Inc. were made in the open market and were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

         On various dates from January 27, 2004 through January 30, 2004, Ramius Master Fund Ltd. purchased an aggregate of 11,500 shares of Common Stock of the Company for an aggregate purchase price of $16,665.75. All purchases of Common Stock by Ramius Master Fund Ltd. were made in the open market and were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

         On various dates from January 27, 2004 through January 30, 2004, Ramius Securities, LLC purchased an aggregate of 4,600 shares of Common Stock of the Company for an aggregate purchase price of $6,666.30. All purchases of Common Stock by Ramius Securities, LLC were made in the open market and were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

         On various dates from January 27, 2004 through January 30, 2004, RCG Ambrose Master Fund Ltd. purchased an aggregate of 6,900 shares of Common Stock of the Company for an aggregate purchase price of $9,999.45. All purchases of Common Stock by RCG Ambrose Master Fund Ltd. were made in the open market and were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

                  Item 4 of the Schedule 13D, "Purpose of Transaction," is amended and supplemented by adding the following:

         Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment purposes. The Reporting Entities may purchase additional Common Stock of the Company. Except as set forth in this Item 4, as amended, none of the Reporting Entities have any present plans or proposals that relate to or would result in any of the actions specified in clauses (b) through (j) of Item 4 of this Statement. Although the foregoing represents the range of activities presently contemplated by the Reporting Entities with respect to the Company, it should be noted that the possible activities of the Reporting Entities are subject to change at any time.

                  Item 5 of the Schedule 13D, "Interest in Securities of the Issuer," is deleted in its entirety and replaced with the following:

         (a) - (b) As of the date hereof, the Reporting Entities own an aggregate of 1,386,381 shares of Common Stock, representing approximately 42.0% of the outstanding shares of Common Stock based upon the 3,297,363 shares of Common Stock reported by the Company to be issued and outstanding as of November 11, 2003 in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

         As of the date hereof, BCG Strategic Investors, LLC beneficially owns an aggregate of 1,209,866 shares of Common Stock, representing approximately 36.7% of the outstanding shares of Common Stock. BCG Strategic Investors, LLC has sole voting and dispositive power over the shares of Common Stock it beneficially owns.

         As of the date hereof, Barington Capital Group, L.P. beneficially owns an aggregate of 1,297,781 shares of Common Stock, representing approximately 39.4% of the outstanding shares of Common Stock. Barington Capital Group, L.P. has sole voting and dispositive power over 87,915 shares of Common Stock it beneficially owns and has shared voting and dispositive power over 1,209,866 shares of Common Stock it beneficially owns.

         As of the date hereof, Barington Company Equities Partners, L.P. beneficially owns an aggregate of 1,226,766 shares of Common Stock, representing 37.2% of the outstanding shares of Common Stock. Barington Company Equities Partners, L.P. has sole voting and dispositive power over 16,900 shares of Common Stock it beneficially owns and has shared voting and dispositive power over 1,209,866 shares of Common Stock it beneficially owns.

         As of the date hereof, James Mitarotonda beneficially owns an aggregate of 1,314,681 shares of Common Stock, representing approximately 39.9% of the outstanding shares of Common Stock. Mr. Mitarotonda has sole voting and dispositive power over 104,815 shares of Common Stock he beneficially owns and has shared voting and dispositive power over 1,209,866 shares of Common Stock he beneficially owns.

         As of the date hereof, dot com Investment Corporation beneficially owns an aggregate of 1,236,066 shares of Common Stock, representing approximately 37.5% of the outstanding shares of Common Stock. Dot com Investment Corporation has sole voting and dispositive power over 26,200 shares of Common Stock it beneficially owns and has shared voting and dispositive power over 1,209,866 shares of Common Stock it beneficially owns.

         As of the date hereof, Jewelcor Management, Inc. beneficially owns an aggregate of 1,258,566 shares of Common Stock, representing approximately 38.2% of the outstanding shares of Common Stock. Jewelcor Management, Inc. has sole voting and dispositive power over 48,700 shares of Common Stock it beneficially owns and has shared voting and dispositive power over 1,209,866 shares of Common Stock it beneficially owns.

         As of the date hereof, Seymour Holtzman beneficially owns an aggregate of 1,258,566 shares of Common Stock, representing approximately 38.2% of the outstanding shares of Common Stock. Mr. Holtzman has sole voting and dispositive power over 48,700 shares of Common Stock he beneficially owns and has shared voting and dispositive power over 1,209,866 shares of Common Stock he beneficially owns. Dot com Investment Corporation, Jewelcor Management, Inc. and Mr. Holtzman are filing this Schedule 13D because each may be deemed to be a member of a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

         As of the date hereof, Ramius Master Fund Ltd. beneficially owns an aggregate of 11,500 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Ramius Master Fund Ltd. has sole voting and dispositive power over the shares of Common Stock it beneficially owns.

         As of the date hereof, Ramius Securities, LLC beneficially owns an aggregate of 4,600 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Ramius Securities, LLC has sole voting and dispositive power over the shares of Common Stock it beneficially owns.

         As of the date hereof, RCG Ambrose Master Fund Ltd. beneficially owns an aggregate of 6,900 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. RCG Ambrose Master Fund Ltd. has sole voting and dispositive power over the shares of Common Stock it beneficially owns.

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person shall have responsibility for the accuracy or completeness of information supplied by another Reporting Person.

         (c) Except as set forth above or in the attached Schedule D, no person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the 60 days preceding the date hereof.

         (d) Not applicable.

         (e) Not applicable.

                  Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following:

         10 Agreement of Joint Filing among BCG Strategic Investors, LLC, Barington Capital Group, L.P., Barington Companies Equity Partners, L.P., James Mitarotonda, dot com Investment Corporation, Jewelcor Management, Inc., Seymour Holtzman, Ramius Master Fund Ltd., Ramius Securities, LLC and RCG Ambrose Master Fund Ltd. dated February 10, 2004.

                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   February 10, 2004

                                       BCG STRATEGIC INVESTORS, LLC


                                       By /s/ James A. Mitarotonda
                                         -----------------------------------
                                        Name:  James A. Mitarotonda
                                        Title: Manager


                                       BARINGTON CAPITAL GROUP, L.P.


                                       By: LNA Capital Corp., its General
                                           Partner


                                       By /s/ James Mitarotonda
                                         -----------------------------------
                                        Name:  James Mitarotonda
                                        Title: President and Chief Executive
                                               Officer

                                       BARINGTON COMPANIES EQUITY PARTNERS, L.P.

                                       By:  Barington Companies Investors, LLC,
                                            its general partner

                                       By /s/ James Mitarotonda
                                         -----------------------------------
                                        Name:  James Mitarotonda
                                        Title: Manager


                                       /s/ James Mitarotonda
                                       -------------------------------------
                                       James Mitarotonda


                                       DOT COM INVESTMENT CORPORATION


                                       By /s/ Seymour Holtzman
                                         ---------------------------------
                                       Name:  Seymour Holtzman
                                       Title: President

                                       JEWELCOR MANAGEMENT, INC.


                                       By /s/ Seymour Holtzman
                                         ---------------------------------
                                       Name:  Seymour Holtzman
                                       Title: Chairman and Chief Executive
                                              Officer


                                       /s/ Seymour Holtzman
                                       -----------------------------------
                                       Seymour Holtzman


                                       RAMIUS MASTER FUND LTD.


                                       By /s/ Jeffrey M. Solomon
                                         --------------------------------
                                        Name:  Jeffrey M. Solomon
                                        Title: Authorized Signatory


                                       RAMIUS SECURITIES, LLC

                                       By: Ramius Capital Group, LLC, its
                                           managing member

                                       By /s/ Jeffrey M. Solomon
                                         -------------------------------
                                        Name:  Jeffrey M. Solomon
                                        Title: Authorized Signatory


                                       RCG AMBROSE MASTER FUND LTD.


                                       By /s/ Jeffrey M. Solomon
                                         ------------------------------
                                        Name:  Jeffrey M. Solomon
                                        Title: Authorized Signatory

                                   SCHEDULE A

               Directors and Officers of Jewelcor Management, Inc.


Name and Position                Principal Occupation             Principal Business Address
-----------------                --------------------             --------------------------

Seymour Holtzman,                Chairman and Chief               100 North Wilkes Barre Blvd.
Chairman                         Executive Officer,               Wilkes Barre, Pennsylvania 18702
                                 Jewelcor Management, Inc.

Richard Huffsmith, Vice          Vice President/General           100 North Wilkes Barre Blvd.
President/General Counsel        Counsel                          Wilkes Barre, Pennsylvania 18702

Joseph Litchman,                 Director                         100 North Wilkes Barre Blvd.
Director                                                          Wilkes Barre, Pennsylvania 18702

Maria Sciandra,                  Corporate Secretary,             100 North Wilkes Barre Blvd.
Corporate Secretary,             Treasurer, Director              Wilkes Barre, Pennsylvania 18702
Treasurer, Director



                                   SCHEDULE B

               Directors and Officers of Ramius Master Fund, Ltd.

Name and Position                   Principal Occupation               Principal Business Address
-----------------                   --------------------               --------------------------

Marran H. Ogilvie,                  General Counsel                    666 Third Avenue, 26th Floor
Director                            Ramius Capital Group, LLC          New York, NY 10017

Morgan B. Stark,                    Principal                          666 Third Avenue, 26th Floor
Director                            Ramius Capital Group, LLC          New York, NY 10017

CFS Company Ltd.                    Nominee Company                    Corporate Centre, West Bay Road
Director                                                               PO Box 31106 SMB
                                                                       Grand Cayman, Cayman Islands

CSS Corporation, Ltd.,              Nominee Company                    666 Third Avenue, 26th Floor
Secretary                                                              New York, NY 10017



                                   SCHEDULE C

             Directors and Officers of RCG Ambrose Master Fund, Ltd.

Name and Position                   Principal Occupation               Principal Business Address
-----------------                   --------------------               --------------------------

Mark R. Mitchell,                   Managing Director                  666 Third Avenue, 26th Floor
Director                            Ramius Capital Group, LLC          New York, NY 10017

Jeffrey C. Smith,                   Director                           666 Third Avenue, 26th Floor
Director                            Ramius Capital Group, LLC          New York, NY 10017

CFS Company Ltd.                    Nominee Company                    Corporate Centre, West Bay Road
Director                                                               PO Box 31106 SMB
                                                                       Grand Cayman, Cayman Islands

CSS Corporation, Ltd.,              Nominee Company                    666 Third Avenue, 26th Floor
Secretary                                                              New York, NY 10017

                                   SCHEDULE D

Shares purchased by Barington Capital Group, L.P.

Date           Number of Shares           Price Per Share       Cost(1)
----           ----------------           ---------------       -------
1/6/04              2,000                      $1.30            $  2,600
1/27/04             5,000                      $1.27            $  6,350
1/28/04             2,000                      $1.31            $  2,620
1/29/04             1,000                      $1.35            $  1,350
1/30/04            15,000                      $1.5341        $23,011.50
2/3/04              8,310                      $1.40             $11,634
2/4/04             36,105                      $1.40             $50,547

Shares purchased by Jewelcor Management, Inc.

Date            Number of Shares          Price Per Share       Cost(2)
----            ----------------          ---------------       -------
1/27/04             2,500                      $1.30             $ 3,250
1/30/04            20,000                      $1.534            $30,680

Shares purchased by Ramius Master Fund Ltd.

Date            Number of Shares          Price Per Share       Cost(3)
----            ----------------          ---------------       -------
1/27/04              2,500                      $1.27             $3,175
1/28/04              1,000                      $1.31             $1,310
1/29/04                500                      $1.35             $  675
1/30/04              7,500                    $1.5341         $11,505.75

Shares purchased by Ramius Securities, LLC

Date            Number of Shares          Price Per Share       Cost(4)
----            ----------------          ---------------       -------
1/27/04              1,000                      $1.27             $1,270
1/28/04                400                      $1.31             $  524
1/29/04                200                      $1.35             $  270
1/30/04              3,000                    $1.5341          $4,602.30


--------------------------
1 Excludes commissions and other execution-related costs.

2 Excludes commissions and other execution-related costs.

3 Excludes commissions and other execution-related costs.

4 Excludes commissions and other execution-related costs.

Shares purchased by RCG Ambrose Master Fund Ltd.

Date              Number of Shares         Price Per Share       Cost(5)
----              ----------------         ---------------       -------
1/27/04               1,500                      $1.27            $1,905
1/28/04                 600                      $1.31            $  786
1/29/04                 300                      $1.35            $  405
1/30/04               4,500                    $1.5341         $6,903.45


------------------
5 Excludes commissions and other execution-related costs.

                                   EXHIBIT 10

                            Agreement of Joint Filing

                  Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.


                  IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated:  February 10, 2004

                                      BCG STRATEGIC INVESTORS, LLC


                                      By  /s/ James A. Mitarotonda
                                        -------------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: Manager


                                      BARINGTON CAPITAL GROUP, L.P.


                                      By: LNA Capital Corp., its General
                                          Partner


                                      By /s/ James Mitarotonda
                                        -------------------------------------
                                       Name:  James Mitarotonda
                                       Title: President and Chief Executive
                                              Officer

                                      BARINGTON COMPANIES EQUITY PARTNERS, L.P.

                                      By:  Barington Companies Investors, LLC,
                                           its general partner

                                      By /s/ James Mitarotonda
                                           ----------------------------------
                                       Name:  James Mitarotonda
                                       Title: Manager


                                      /s/ James Mitarotonda
                                      --------------------------------------
                                      James Mitarotonda


                                      DOT COM INVESTMENT CORPORATION


                                      By /s/ Seymour Holtzman
                                        ------------------------------------
                                      Name:  Seymour Holtzman
                                      Title: President


                                      JEWELCOR MANAGEMENT, INC.


                                      By /s/ Seymour Holtzman
                                        ------------------------------------
                                      Name:  Seymour Holtzman
                                      Title: Chairman and Chief Executive
                                             Officer


                                      /s/ Seymour Holtzman
                                      --------------------------------------
                                      Seymour Holtzman


                                      RAMIUS MASTER FUND LTD.


                                      By /s/ Jeffrey M. Solomon
                                        ----------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Authorized Signatory

                                      RAMIUS SECURITIES, LLC

                                      By: Ramius Capital Group, LLC, its
                                          managing member

                                      By /s/ Jeffrey M. Solomon
                                        ----------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Authorized Signatory


                                      RCG AMBROSE MASTER FUND LTD.


                                      By /s/ Jeffrey M. Solomon
                                        ---------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Authorized Signatory